Prairie Operating Co.

602 Sawyer Street, Suite 710

Houston, Texas 77007

November 17, 2023

Division of Corporation Finance

Office of Crypto Assets

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Prairie Operating Co.
Amendment No. 5 to Registration Statement on Form S-1
Filed November 6, 2023
File No. 333-272743

Ladies and Gentlemen:

Set forth below are the responses of Prairie Operating Co. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 16, 2023, with respect to the Company’s Amendment No. 5 to the Registration Statement on Form S-1, File No. 333-272743, filed with the Commission on November 6, 2023 (the “Registration Statement”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Concurrently with the submission of this letter, we are also submitting Amendment No. 6 to the Registration Statement (“Amendment No. 6”) via EDGAR. All references to page numbers and captions correspond to Amendment No. 6 unless otherwise specified.

Amendment No. 5 to Form S-1 filed November 6, 2023

Risk Factors, page 8

1.	Please add a separate risk factor addressing the risk that the assumptions in your “shutdown bitcoin price” and breakeven analysis disclosure on pages 52 - 54 may turn out to be inaccurate and the potential risks to investors arising therefrom. Also please include a cross-reference to this risk factor in your Factors Affecting Profitability discussion.

RESPONSE: We respectfully acknowledge the Staff’s comment and have revised our disclosures on pages 14 and 46 of Amendment No. 6.

Business

Factors Affecting Profitability, page 52

2.	We note your responses to comments 2 and 3. Please expand your disclosure in this section to disclose the information you have provided in these responses.

RESPONSE: We respectfully acknowledge the Staff’s comment and have revised our disclosures on pages 46-47 of Amendment No. 6.

3.	We note your response to comment 5. Please revise to provide a breakeven analysis illustrating to investors the impact of hardware purchasing costs on your mining operations, among other costs. We note from page 53 that your mining machines only have a useful life of 2 - 5 years and that you recognized $132,851 of depreciation with respect to your miners for the quarter ended June 30, 2023. Given this substantial expense and the fact that you will have to replace your miners every few years, it appears that the cost of purchasing mining equipment is a substantial expense that will impact the success of your mining operations.

RESPONSE: We respectfully acknowledge the Staff’s comment and have revised our disclosures on pages 46-47 of Amendment No. 6.

* * * * *

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact T. Mark Kelly of Vinson & Elkins L.L.P. at (713) 758-4592 or Joanna D. Enns of Vinson & Elkins L.L.P. at (214) 220-7753.

Very truly yours,

PRAIRIE OPERATING CO.

By:	/s/ Edward Kovalik
Name:	Edward Kovalik
Title:	Chief Executive Officer

Enclosures

cc:
T. Mark Kelly, Vinson & Elkins L.L.P.
Joanna D. Enns, Vinson & Elkins L.L.P.